# Annual Report

## Cover Page

Name of issuer:

Ruralis Inc.

Legal status of issuer:

    Form:  Corporation

    Jurisdiction of Incorporation/Organization:  DE

    Date of organization:  1/28/2025

Physical address of issuer:

8 The Green
STE R
Dover DE 19901

Website of issuer:

https://ruralis.com/en/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

|  | Most recent fiscal year-end: | fiscal year-end: |
|---|---|---|
| Total Assets: | $277,227.53 | $0.00 |
| Cash & Cash Equivalents: | $63,118.05 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $6,594.88 | $0.00 |
| Non-Current Liabilities: | $349,523.08 | $0.00 |
| Revenues/Sales: | $1,960.83 | $0.00 |
| Cost of Goods Sold: | $1,361.92 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($78,890.43) | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Ruralis Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Nicolas Peppe Verderosa | CEO | Ruralis | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Nicolas Peppe Verderosa | CEO | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Nicolas Peppe Verderosa | 10000000.0 Common Stock | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination**

**that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Ruralis' success relies on a small team. The loss of key personnel could disrupt operations, slow growth, and hinder strategic decision-making. Attracting and retaining skilled professionals may also be challenging.

The vacation rental and PropTech industries are competitive, with both established platforms and traditional property management companies striving for market share. There is no guarantee that Ruralis will be able to differentiate itself effectively or achieve widespread market adoption.

Short-term rental regulations vary significantly across regions, particularly in the U.S., where state and city laws frequently change. Regulatory restriction, tax obligations, or licensing requirements could limit Ruralis' ability to expand or even maintain operations in key markets.

Ruralis relies on digital automation, AI-driven pricing, and technology-based management tools. Any system failures, cybersecurity threats, or scalability issues could impact service delivery. Additionally, maintaining a competitive technology infrastructure may require higher investment than initially anticipated.

The business depends on integrations with third-party platforms such as Airbnb, Booking.com, and other OTAs. Any changes in their algorithms, pricing policies, or partnerships could affect Ruralis' visibility, bookings, and revenue streams, making the company vulnerable to external decisions beyond its control.

The short-term rental market is highly sensitive to tourism and economic fluctuations. Factors such as economic downturns, geopolitical instability, or unforeseen crises like pandemics or natural disasters could reduce demand for vacation rentals. Additionally, if trends in rural tourism slow, Ruralis may need to adapt its strategy, potentially requiring operational adjustments.

Property owners may be reluctant to adopt new digital management solutions, preferring traditional or hands-on approaches. If adoption rates are lower than expected, Ruralis may struggle to onboard sufficient properties to make its model sustainable.

There is no guarantee of future equity financing, conversion of the Securities, or a liquidity event such as a sale or IPO. If these do not occur, purchasers may hold the shares long-term. The Securities are not equity and do not provide ownership, voting rights, or access to company assets or profits. They are subject to transfer restrictions and may have limited liquidity.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 10,000,000 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | Total Pool:          Issued: |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | Section 4(a)(2) | | | General operations |
| 3/2025 | Regulation D, Rule 506(c) | Convertible Note | $61,722 | General operations |
| 12/2025 | Regulation Crowdfunding | Convertible Note | $277,467 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. **Overview** We simplify rental management, optimizing every digital aspect. Ruralis Inc. was incorporated in Delaware in January 2025. As a result, 2025 was our first fiscal year, and our operating history remains limited.

We are building a technology-enabled rental management platform designed to simplify property operations, improve digital efficiency, and support scalable growth. Our focus is on expanding managed inventory, improving monetization, strengthening our operating infrastructure, and growing our presence in the U.S. market.

**Historical Results of Operations**

For the fiscal year ended December 31, 2025, we generated $1,960.83 in revenue, consisting of $39.00 in Subscription Income and $1,921.83 in OTA Commission Income. Cost of services/goods sold was $1,361.92, resulting in gross profit of $598.91 and a gross margin of 30.54%. Total operating expenses were $79,490.84, resulting in negative operating income of $78,891.93 and a net loss of $78,890.43.

Revenue in 2025 was modest for most of the year, but began to accelerate in the final months of the period. Monthly revenue increased from negligible levels earlier in the year to $592.19 in November 2025 and $1,357.64 in December 2025, which we believe reflects the beginning of commercial traction.

Our 2025 expense base was driven primarily by early-stage investments in infrastructure and growth

stage investments in infrastructure and growth, including Software & Website expense of $25,581.21, Advertising and Promotion expense of $20,733.58, and Contract Labor expense of $17,774.81. These expenses reflect our investment in product development, go-to-market execution, and operating capacity.

**Balance Sheet and Capitalization**

As of December 31, 2025, we had total assets of $277,227.53, including $63,118.05 in current assets, $2,298.20 in fixed assets, and $211,811.28 in other assets. Other assets included $203,811.28 recorded as Loan Receivable – Ruralis Srl.

As of the same date, we had total liabilities of $356,117.96, consisting of $6,594.88 in current liabilities and $349,523.08 in long-term liabilities. The principal components of long-term liabilities were Convertible Notes of $187,699.89 and WeFunder Investments of $161,823.19. Stockholders' equity was negative $78,890.43 as of December 31, 2025.

**Liquidity and Capital Resources**

For the year ended December 31, 2025, we reported negative cash flow from operating activities of $284,106.83, negative cash flow from investing activities of $2,298.20, and positive cash flow from financing activities of $349,523.08. Cash on hand as of December 31, 2025 was $63,118.05. These results are consistent with an early-stage company investing in growth and supported primarily through financing activity.

Based on internal management data, cash on hand increased to $156,474.48 as of March 2026. Over the last three months, monthly averages were approximately $1,186.77 in revenue, $1,876.25 in cost of goods sold, and $45,222.97 in operating expenses. We expect to fund near-term operations through a combination of existing cash, proceeds from this offering, operational support, and disciplined financial management.

**Recent Trends and Near-Term Outlook**

Since December 31, 2025, we have continued to see operational progress. As reflected in our 2025 financial statements, revenue began to accelerate in the final months of the year, and we believe that momentum has continued into 2026.

Over the next 3–6 months, we expect to continue generating revenue and to further accelerate growth. Based on internal management projections, we expect the total value of stays sold to reach approximately $135,000 by June 2026, generating approximately $13,500 in Ruralis service revenue. By September 2026, we expect the total value of stays sold to reach approximately $225,000, generating approximately $22,500 in Ruralis service revenue.

We expect this growth to be driven primarily by expansion in the U.S. market. Our U.S. portfolio launched in the fourth quarter of 2025, grew from 0 to 14 active properties by year-end 2025, and had reached 46 active properties by early March 2026, based on internal management data. We currently project that this portfolio could grow to approximately 95 active properties by June 2026 and 144 active properties by September 2026.

As a result, we expect revenue to increase meaningfully over the coming months, while operating expenses are expected to remain elevated or increase moderately as

expected to remain elevated or increase moderately as we continue investing in technology, customer support, commercial execution, and selective hiring. Because we are already generating revenue, we do not require additional capital to begin monetizing the business. Any additional capital would primarily be used to accelerate growth, expand operating capacity, and support portfolio expansion.

**Profitability**

We are not yet profitable, as we are intentionally investing in growth, product development, and market expansion. At the same time, we are focused on maintaining disciplined cost control and improving unit economics as revenue scales. We believe our path to profitability depends on continued revenue growth, stronger operating leverage, and successful execution of our expansion strategy.

**Additional Sources of Capital**

In addition to the funds raised through Wefunder, we may also benefit from affiliated operational support and future financing relationships, including potential U.S. banking relationships and future investor capital. In the short term, we expect expenses to be covered through a combination of cash on hand, offering proceeds, operational support, and active financial management.

**Forward-Looking Statements**

All projections and expectations described above are forward-looking statements and are not guarantees of future performance. Actual results may differ materially from those expressed or implied by these forward-looking statements.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicolas Peppe Verderosa, certify that:

(1) the financial statements of Ruralis Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Ruralis Inc. included in this Form reflects accurately the information reported on the tax return for Ruralis Inc. filed for the most recently completed fiscal year.

*Nicolas Peppe Verderosa*

CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities &

Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ruralis.com/en//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Nicolas Peppe Verderosa

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

## Cover Page XML

## Offering Statement (this page)

## Appendix A: Business Description & Plan

## Appendix C: Financial Statements

### Financials 1

## Appendix D: Director & Officer Work History

### Nicolas Peppe Verderosa

---

*Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company* *hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.*

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

- ☑ **I verify the Annual Report is 100% accurate**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

---

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Ruralis Inc.

By

*Nicolas Verderosa*
_____
CEO

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.*

*Nicolas Verderosa*
_____
CEO
4/2/2026

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*